2 May 2023

BURFORD CAPITAL ANNOUNCES date FOR 2022 FINANCIAL RESULTS

AND UPDATE ON ITS FAIR VALUE ACCOUNTING

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, today announces the expected date for the release of its audited 2022 annual financial results and an update on the progress of its revised approach to the fair value accounting for its capital provision assets.

2022 Annual Financial Results

Burford intends to announce its audited 2022 annual financial results and file its related Annual Report on Form 20-F (the “2022 Annual Report”) on Tuesday, May 16, 2023 at 7.00am EDT / 12.00pm BST. Management will host a conference call for investors and analysts the same day at 8.30am EDT / 1.30pm BST. Conference call registration and participation details are provided at the end of this announcement.

As previously announced, Burford is commencing quarterly reporting beginning with the first quarter 2023. Financial results for the first quarter 2023 are expected to be announced in the first half of June 2023.

Fair Value Accounting Update

Since Burford’s business update on March 15, 2023, we have made substantial progress on refining our approach to fair value accounting for our capital provision assets in consideration of Accounting Standards Codification Topic 820—Fair Value Measurements (“ASC 820”). We have also continued to engage with the staff of the US Securities and Exchange Commission (the “SEC”) and Ernst & Young LLP.

As a result of this work, Burford will move to a revised approach to determine the fair value of its capital provision assets that we believe represents best practice under ASC 820 and anticipate will become an industry standard. Fundamentally, while retaining objective events in the underlying litigation as the principal determinant of fair value changes, we will begin using a discounted cash flow model that can be sensitive to changes in interest rates, duration and other traditional valuation factors. We will provide further details about the methodology on May 16, but we can say now we expect the application of this approach to cause a moderate increase in the carrying value of our capital provision assets.

In addition to applying this revised valuation approach to Burford’s 2022 annual financial statements, Burford will apply it retroactively to its prior three years of annual financial statements, which will cause us to restate those financial statements for the fiscal years ended December 31, 2019, 2020 and 2021. As a result, the audit committee of Burford’s board of directors has concluded, following discussions with Burford’s independent registered public accounting firm, that Burford’s previously issued audited financial statements for the fiscal years ended December 31, 2019, 2020 and 2021 and unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2022 and 2021, and any related earnings releases or other communications, should not be relied upon. Burford believes that presenting Burford’s 2022 annual financial statements, together with the restated financial statements for the fiscal years ended December 31, 2019, 2020 and 2021, in the 2022 Annual Report will allow readers to review all pertinent data in a single document. Therefore, Burford does not plan to amend its previously filed Annual Reports on Form 20-F for these periods. Burford intends to present restated financial statements for the six-month period ended June 30, 2022 in due course when it issues its financial statements for the three and six months ending June 30, 2023.

Investor and Analyst Conference Call

Burford will hold a conference call for investors and analysts at 8.30am EDT / 1.30pm BST on Tuesday, May 16, 2023. The dial-in number for the conference call is +1 646 664-1960 (USA) / +44 (0)20 3936 2999 (UK) / +44 (0)20 3936 2999 (all other locations) and the access code is 867191. To minimize the risk of delayed access, participants are urged to dial into the conference call by 8.10am EDT / 1.10pm BST.

A live webcast of the call will also be available at https://www.investis-live.com/burfordcapital/644b751569b6910d00728042/osld, and pre-registration at that link is encouraged.

An accompanying 2022 full year results presentation for investors and analysts will also be made available on the Burford Capital website prior to the conference call at http://investors.burfordcapital.com.

Following the conference call, a replay facility for this event will be available until Tuesday May 30, 2023 by dialing +1 845 709-8569 (USA) / +44 (0)20 3936 3001 (UK) / +44 (0)20 3936 3001 (all other locations) and using the replay access code 512960. A replay facility will also be accessible through the webcast at https://www.investis-live.com/burfordcapital/644b751569b6910d00728042/osld.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia – email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas – email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations – email	+1 (212) 235 6824

Numis Securities Limited – NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited – Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Arnav Kapoor

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the SEC. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Risk Factor

As disclosed in the “Basis of presentation of financial information and certain terms used in this Business Review” section of our March 15, 2023 Business Review as of and for the year ended December 31, 2022, if we are unable to file the 2022 Annual Report on the timeline contemplated, the trading price of our securities and our access to the capital markets could be adversely affected and if that inability continues past the end of the relevant cure period (which would be no earlier than June 30, 2023) we could be required to seek an amendment or waiver of the reporting covenant in the indentures governing our outstanding senior notes in order to avoid an event of default under such indentures.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements which are forward-looking statements, including in its periodic reports that Burford files with, or furnishes to, the SEC, other information sent to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, (i) impacts resulting from changes to Burford’s fair value approach for capital provision assets, including Burford’s intent to restate Burford’s historical financial statements and any related determination as to the existence of a material weakness in internal controls in connection with these changes, (ii) the successful completion of audit and other procedures and other conditions necessary to issue Burford’s audited financial statements and to file Burford’s annual report on Form 20-F for the year ended December 31, 2022 with the SEC, and (iii) those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 29, 2022, Burford’s interim report on Form 6-K furnished to the SEC on August 9, 2022 and other reports or documents that Burford files with, or furnishes to, the SEC from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.